UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 February 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

25th February 2014

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Henk Rottinghuis, who was appointed a Director of the Company on 18th February 2014:

(a) in the last five years Mr. Rottinghuis has not been a director of any publicly quoted company.

(b) there are no details requiring disclosure for Mr. Rottinghuis under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

CRH public limited company
(Registrant)

Date: 25 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director